250 WILLIAMS STREET ATLANTA, GA 30303 P 404.302.9700 F 404.475.0520 www.internap.com

June 26, 2006

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Internap Network Services Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 File No. 000-27265

Dear Mr. Krikorian:

On behalf of Internap Network Services Corporation (“Internap” or the “Company”), this letter responds to the comments in your letter dated June 8, 2006 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the Quarterly Period Ended March 31, 2006. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter

Form 10-K the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 21

1.
We note your discussion of gross margin, defined as revenue less direct cost of revenue excluding depreciation and amortization expense, on pages 23 and 25 of your results of operations section. You disclose that direct cost of revenue does not include compensation, depreciation or amortization. Furthermore, we note that gross margin does not include the costs of customer support. Revise your presentation to include compensation, depreciation, amortization and customer support in your calculation of gross margin. Alternatively, explain why you do not consider these items to be costs of revenue. This comment also applies to your presentations of gross margin in your Form 8-K’s filed on February 28, 2006 and May 4, 2006.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

RESPONSE:

For purposes of Management’s Discussion and Analysis and earnings press releases, we purposefully defined gross margin as excluding depreciation, amortization and compensation in order to help the reader see the business through the eyes of management. Direct cost of revenue, as defined in our filings, is generally viewed by management as non-controllable, external costs and the margin of revenue in excess of these direct costs is regularly monitored by management. Similarly, management views the cost of customer support to also be an important component of costs of revenue and accordingly, separately report that line item immediately following direct costs of revenue on the face of our statement of operations. We believe that the cost of customer support to be within our control and to some degree discretionary as we can adjust that cost by hiring and terminating employees.

The margin of revenue over direct cost of revenue, as used in our filings, has also been an important metric to our investors and analysts. We have regularly discussed and disclosed in our recent filings the effects of third party vendors’ pricing declines and the corresponding affect on our revenue. Presenting the information as we have highlights the impact of the pricing declines and allows the reader to evaluate our revenue generation performance relative to direct costs of revenue. Conversely, the Company has much greater latitude in controlling the compensation component of cost of revenue, represented by customer support, and we analyze this component separately from the direct external costs.

Depreciation and amortization have been excluded from direct cost of revenue because they are based on estimated useful lives of tangible and intangible assets. Further, depreciation and amortization are based on historical cost incurred to build out the Company's deployed network. The historical costs of these assets may not be indicative of current or future capital expenditures. We believe that the exclusion of depreciation and amortization from cost of revenue is consistent with the guideline of SAB Topic 11 B and allows investors to assess our performance based on both our historical results and relative to our peer competitors.

However, in light of the Staff’s comment, we recognize the potential for misunderstanding with the use of the term “gross margin” used in our previous filings. Accordingly, the Company respectfully requests concurrence of the Staff to prospectively eliminate the term “gross margin” in its Management’s Discussion and Analysis and earnings press releases.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Consolidated Statements of Operations, page F-4

2.
We note your financial statements caption, “Direct cost of revenue, exclusive of depreciation and amortization, shown below.” Clarify why you distinguish that your cost of revenue does not include depreciation and amortization and how this presentation complies with the guidance of Rule 5-03.2 of Regulation S-X. Further, we note from your disclosure on page F-17, that a portion of your amortization expense relates to technology-based intangible assets. Tell us what consideration you gave to classifying the amortization of such intangible assets as cost of revenue. As part of your response, tell us whether your products include the technologies that you are amortizing. In addition, we note you present customer support as a separate financial statement caption. Tell us what consideration you gave to classifying such expenses as cost of revenue.

RESPONSE:

We refer to our response under Comment No. 1 above for our discussion of depreciation and amortization and customer support relative to cost of revenue. In reference to the guidance of Rule 5-03.2 of Regulation S-X, we respectfully advise the Staff that our Consolidated Statements of Operations does not include a subtotal summarizing cost of revenue nor does it contain a line item for gross margin. We believe that the presentation of depreciation and amortization in our Consolidated Statements of Operations specifically complies with SAB Topic 11 B. We also refer to our response under Comment No. 1 above for discussion regarding customer support relative to cost of revenue.

The classification of amortization expense for intangible assets was initially determined to be an operating expense as it related primarily to our goodwill, prior to the adoption of SFAS No. 142, and contract-based non-compete agreements, neither of which was considered cost of revenue. In accordance with SFAS No. 86 and specifically Question 17 of the SFAS 86 Implementation Guide, amortization costs of technology-based intangible assets used in our current products should be recorded as a component of cost of revenue. In response to this consideration, we completed an evaluation of quantitative and qualitative considerations of reclassifying these costs and believe the amounts involved are not material. The impact of reclassifying these amounts would have increased direct cost of revenue, excluding depreciation, $0.55 million per year or 1.5%, 0.9% and 0.2% for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, the reclassification of these amounts would not change any trends disclosed in Management’s Discussion and Analysis or earnings press releases for each of the three years in the period ended December 31, 2005, nor did the absence of such reclassifications have any effect on the Company’s regulatory compliance, loan covenants, contractual compliance or management compensation. Based on the foregoing, the Company respectfully requests concurrence of the Staff to reflect amortization of these technology-based intangible assets as direct cost of revenue on a prospective basis. Consistent with the guidance set forth in Question 17 of the SFAS 86 Implementation Guide, we will include the referenced amounts in “direct cost of revenue, exclusive of depreciation, shown below” in future filings, beginning with the Form 10-Q for the quarter ended June 30, 2006. Additionally, we will present this information in our future filings on a consistent basis for all periods presented and disclose the prior period amounts that have been reclassified to cost of revenues.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Notes to Consolidated Financial Statements

Note 17. Unaudited Quarterly Results, page F-25

3.	We note your selected quarterly financial data does not contain gross profit information. Revise to include gross profit or costs of revenue pursuant to Item 302(A)(1) of Regulation S-K.

RESPONSE:

We respectfully advise the Staff that our consolidated Statements of Operations does not include a subtotal summarizing cost of revenue nor does it contain a line item for gross profit. However pursuant to Item 302(A)(1) of Regulation S-K, we will include the captions “direct cost of revenue, exclusive of depreciation” and “customer support,” and respectfully request concurrence of the Staff to include these captions prospectively since these captions are available to the reader in each of our quarterly filings.

Our proposed presentation is as follows:

Unaudited Quarterly Results

The following table sets forth selected unaudited quarterly data for the years ended December 31, 2006 and 2005. In the opinion of management, this information has been prepared on the same basis as the audited financial statements and all necessary adjustments, consisting of only normal recurring adjustments, have been included in the amounts stated below to state fairly, in all material respects, the quarterly information when read in conjunction with the audited financial statements and notes thereto included elsewhere in this annual report on Form 10-K. The quarterly

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

operating results below are not necessarily indicative of those of future periods (in thousands, except for per share data).

	Quarter Ended
2006	March 31	June 30		September 30		December 31

Revenue	$42,625	$	xxx	$	xxx	$	xxx
Direct cost of revenue, exclusive of depreciation	22,354		xxx		xxx		xxx
Customer support	2,897		xxx		xxx		xxx
Net income[1]	541		xxx		xxx		xxx
Basic net income per share	$0.00	$	x.xx	$	x.xx	$	xxx
Diluted net income per share	0.00		x.xx		x.xx		xxx

	Quarter Ended
2005	March 31	June 30	September 30	December 31

Revenue	$37,855	$37,571	$37,999	$42,292
Direct cost of revenue, exclusive of depreciation[2]	20,024	19,246	21,325	21,911
Customer support	2,662	2,608	2,870	2,531
Net (loss) income	(570)	(1,046)	(3,171)	(177)
Basic and diluted net loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

[1]
2006 net income includes stock-based compensation expense of $1,511, $xxx, $xxx, and $xxx for the quarters ended March 31, June 30, September 30, and December 31, respectively. See Note Y of the consolidated financial statements for additional information concerning stock-based compensation expense.

[2]
Direct cost of revenue, exclusive of depreciation, for each of the 2005 quarters reported above includes $137 per quarter of amortization for our technology-based intangible assets. This amortization was previously reported as a component of depreciation and amortization expense. This reclassification had no impact on our net income for any of the periods presented above.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Exhibits 31.1 and 31.2

4.
We note these exhibits include the titles “President and Chief Executive Officer” and “Vice President and Chief Financial Officer” in the lead-in of the certifications. Please note the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 5, 2005). Please tell us how you plan to comply with this guidance. This comment also applies to Exhibits 31.1 and 31.2 to your Form 10-Q for the quarterly period ended March 31, 2006.

RESPONSE:

Beginning with the Form 10-Q for the quarter ending June 30, 2006, we will revise exhibits 31.1 and 31.2 to remove the titles “President and Chief Executive Officer” and “Vice President and Chief Financial Officer” in the lead-in to the certifications. We will revise these exhibits so that the certification language complies with Item 601(B)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period ended March 31, 2006

Item 4. Controls and Procedures, page 18

5.
We note your principal executive and financial officers concluded that your disclosure controls and procedures are “effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

RESPONSE:

As requested, we hereby confirm that for the quarter ended March 31, 2006, management, including our principal executive and financial officers, concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in Exchange Act reports is accumulated and communicated to our management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In future filings we will revise our disclosure accordingly.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Forms 8-K filed on February 28, 2006 and May 4, 2006

6.
We note your use of non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Normalized Net Income (Loss)” and “Pro Forma Net Income (Loss).” Please address the following with respect to your use of such non-GAAP measures:

•
Your disclosure states that you use non-GAAP financial measures to analyze your “core operating performance.” Explain why you believe that your core business does not include the expenses (and income) that are excluded from your non-GAAP results, when such items generally represent recurring expenses that result from your operating activities. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness or your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the depreciation and amortization or stock-based compensation will become immaterial within a near-finite period.

•
We note that you eliminate stock-based compensation in several of your non-GAAP financial measures. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations. Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation as removed from the recipients overall compensation package, then how does management determine that an employee’s performance would remain unchanged such that it would not affect the Company’s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

•
Your disclosure indicates that you believe your non-GAAP financial measures allow management to compare your performance to your competitors. Clarify how your measure provides useful comparability information for your investors when the items excluded in your non-GAAP financial measures (e.g. Adjusted EBITDA) may be different than items excluded in competitors’ non-GAAP financial measures. Therefore, it would appear that this would be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

RESPONSE:

In future filings we will revise our disclosures as described in this letter. Generally, our purpose in presenting non-GAAP financial information is to provide supplemental information that our management uses in its decision-making about the business, and that investors and analysts generally request. We believe that this provides greater transparency for investors to view the business through the eyes of management.

EBITDA has become a commonly used metric, especially for capital-intensive technology companies such as ours, for assessing operating performance, liquidity and valuations by investors, analysts and banks, in spite of the fact that it is a non-GAAP measure and subject to differences in calculation and definition among companies. For start-up and early-stage technology companies, an initial primary operating focus is to generate revenue to cover cash operating costs, best described as EBITDA. Managing working capital and capital expenditures are also important, but often secondary to EBITDA. While we are far from being a mature company in the business lifecycle, we believe we have progressed beyond the early-stages as evidenced in part by consistently positive EBITDA. Accordingly, management’s focus has extended into consistently generating positive cash flow from operations and net income. Nevertheless, Adjusted EBITDA, which also excludes stock-based compensation, continues to be an important measure of our core performance and a useful supplement to net income.

We acknowledge that depreciation, amortization and stock-based compensation are recurring items and will not become immaterial within a near finite period. As required by the FAQ referenced in your comment, future filings will include the required disclosure, an example of which is attached to this letter as Exhibit A.

Management primarily uses Adjusted EBITDA to assess our operating performance against our past performance, as well as relative to our industry peer competitors. A substantial portion of our non-cash charges relates to prior capital expenditures and other historical transactions that current management personnel may not have or may not have had the ability to influence. Considering different performance metrics that alternatively include or exclude these charges provide an additional measure on both individual and collective management effectiveness. It is our opinion that providing both GAAP and non-GAAP basis measurements enables investors and analysts to draw conclusions about both longer- and shorter-term performances.

With respect to comparing the Company to our peer competitors, our covering analysts include EBITDA in their comparative analyses, further emphasizing the importance of the non-GAAP measure. In future filings, we will indicate that our Adjusted EBITDA may not be comparable with similarly titled measures at other companies.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Regarding stock-based compensation in particular, we acknowledge that it is an important part of total compensation, especially from the perspective of employees. However, the inclusion of stock-based compensation in the current period operating results due to the adoption of SFAS No. 123R made comparisons to prior period results more difficult. We anticipate providing operating results both including and excluding stock-based compensation throughout 2006 to facilitate period-to-period comparisons and such comparisons would then cease beginning in January 2007. Furthermore, we will disclose in each filing until January 2007 that stock compensation is an important part of overall compensation and that the exclusion of stock compensation was only for comparability to the prior period due to our adoption of FAS 123(R) utilizing the modified prospective method. We believe providing this information allows all readers to utilize whatever they consider the most useful and valuable information. We also believe that this additional disclosure will achieve the disclosure requirements of SAB Topic 14 G.

7.
If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that your future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(l)(i) of Regulation S-K, Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and SAB Topic 14 G. In this respect, please specifically address the following:

•
We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, in Exhibit 99.1 of your Form 8-K filed on May 4, 2006, you disclose adjusted EBITDA guidance for the 2006 full year without presenting the most comparable GAAP measure. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(l)(i)(A) of Regulation S-K.

•
We note your “reconciliation of net income (loss) to EBITDA and net cash provided by (used in) operating activities” and “reconciliation of net income (loss) to Adjusted EBITDA and net cash provided by (used in) operating activities.” Your schedules do not clearly reconcile your non-GAAP measure to the most directly comparable measure calculated in accordance with GAAP. That is, you reconcile your non-GAAP measures to net income and net cash provided by operating activities. If you use your non-GAAP measures to evaluate performance and liquidity, you should provide two separate reconciliations to reconcile the measure used to net income and net cash provided by operating activities. You should also present both of these GAAP amounts every time you reference your non-GAAP measure in your filing. Further, your reconciliations should only provide your non-GAAP measure, your most directly comparable measure calculated in accordance with GAAP and the reconciling items between the two measures. You should not provide financial statement captions that are not part of the reconciliation. In addition, your explanation as to the usefulness of these measures should address how the measures are used to evaluate both performance and liquidity.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

•
In Exhibit 99.1 or your Form 8-K filed on May 4, 2006, you have presented a “reconciliation of net income (loss) to EBITDA and net cash provided by (used in) operating activities” without providing an explanation as to the usefulness and purpose of the non-GAAP measure of EBITDA. Provide the disclosure requirements of Items 10(e)(1)(i)(C) and (D) of Regulation S-K, addressing Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Furthermore, explain why this reconciliation is necessary as it does not appear that the non-GAAP measure of EBITDA is discussed within the context of your earnings.

•
Your disclosure contains “Adjusted EBITDA” forward-looking guidance. Your disclosure indicates that you do not provide a reconciliation of such non-GAAP financial measure as you do not provide forward looking guidance for certain financial information, including certain of the components of the calculation of “Adjusted EBITDA.” Clarify how you are able to determine an estimate of “Adjusted EBITDA”, without estimating the components of this non-GAAP financial measure. In addition, tell us how your disclosure complies with the reconciliation requirement of Item 10(e)(l)(i)(B) of Regulation S-K.

•
We note you describe one of your non-GAAP financial measures as “pro forma net income.” When you use non-GAAP measures, ensure that you refer to it using a title that is different than “pro forma.” Pro forma has different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, item 10(e)(ii)(E).

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

RESPONSE:

We believe that proper presentation of our non-GAAP measures is clearly useful to investors, and in future filings we will provide the additional disclosure described in the immediately prior response. Furthermore, we will provide certain non-GAAP measures in subsequent filings with the following modifications:

•
We will not refer to Adjusted EBITDA as a measure of liquidity and we will present net income each time we reference Adjusted EBITDA. Our reconciliations will only provide Adjusted EBITDA, net income and the reconciling items between these two measures. We will not provide financial statement captions that are not part of the reconciliation.

•
We will provide reconciliations of any specific non-GAAP measures that are discussed in our earnings release and include the additional disclosure requirements of Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

•
We estimated “Adjusted EBITDA” for future periods without estimating the amounts required to reconcile it to net income using a “top-down” approach of revenue less “cash-basis” operating expenses. We have not forecasted non-cash expenses or interest as would be necessary to reconcile to net income. Nevertheless, we will no longer present guidance for Adjusted EBITDA.

•	In future filings we will eliminate any inappropriate use of the term “pro forma” and will clearly identify all non-GAAP financial measures.

*****

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (404) 302-9700. Thank you for your consideration.

Sincerely,

/s/ David A. Buckel
David A. Buckel
Vice President and Chief Financial Officer

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

Exhibit A

Non-GAAP (Adjusted) Financial Measures

This press release includes references to Adjusted EBITDA, a non-GAAP (adjusted) financial measure, the most directly comparable GAAP equivalents of which is net income (loss). Adjusted EBITDA excludes share-based compensation expense, depreciation and amortization, income taxes and net interest income. Reconciliations of each of our non-GAAP financial measures to the most directly comparable financial measure are detailed in the Reconciliations of GAAP to non-GAAP Measures below. We believe that presentation of these non-GAAP financial measures provides useful information to investors regarding our results of operations.

We believe that excluding depreciation and amortization provides supplemental information and an alternative presentation useful to investors' understanding of the Company's core operating results and trends. Not only are depreciation and amortization expenses based on historical costs of assets that may have little bearing on present or future replacement costs, but also they are based on management estimates of remaining useful lives.

Similarly, we believe that excluding share-based compensation expense provides supplemental information and an alternative presentation useful to investors' understanding of the Company's core operating results and trends, especially when comparing those results on a consistent basis to results for previous periods and anticipated results for future periods. Investors have indicated that they consider financial measures of our results of operations excluding share-based compensation expense as important supplemental information useful to their understanding of our historical results and estimating our future results.

We also believe that, in excluding share-based compensation expense, our non-GAAP financial measures provide investors with transparency into what is used by management to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, to compare our results of operations on a more consistent basis against that of other companies, in making financial and operating decisions and to establish certain management compensation.

Although we believe, for the foregoing reasons, that our presentation of non-GAAP financial measures provides useful supplemental information to investors regarding our results of operations, our non-GAAP financial measures should only be considered in addition to, and not as a substitute for or superior to, our financial measures prepared in accordance with GAAP.

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. We urge investors not to consider non-GAAP financial measures as a substitute for, or superior to, any measure of financial performance prepared in accordance with GAAP. Our non-GAAP financial measures may be different from such measures used by other companies.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

We define Adjusted EBITDA as net (loss) income plus interest expense, provision for income taxes, depreciation, amortization of goodwill and other purchased intangibles, and stock-based compensation, and less interest and other income (expense), net. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of accounting principles generally accepted in the United States. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by accounting principles generally accepted in the United States. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•
EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly adjust EBITDA information to eliminate the effect of restructuring and stock-based compensation expenses, which vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and

•	in communications with the board of directors, shareholders, analysts and investors concerning our financial performance.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 22, 2006

A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows (in thousands):

	Three months ended
	Mar. 31, 2006	Dec. 31, 2005		Mar. 31, 2005
Net income (loss) (GAAP)	$541	$	(177)	$	(570)
Depreciation and amortization	3,932		4,035		3,496
Income taxes	--		--		--
Interest (income) expense, net	(173)		(97)		99
Stock-based compensation	1,507		60		--
Adjusted EBITDA (Non-GAAP)	$5,807		$3,821		$3,025